RECEIVED

2007 MAY 18 A 10:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

9th May 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023649

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited : File No. 82-1390

Pursuant to obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Company's press announcement published today in Hong Kong in The Standard.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

LW/rl
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - AGM\2007 AGM\Ltr_US SEC.doc

5/22

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Annual General Meeting held on 8th May 2007 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Hong Kong Aircraft Engineering Company Limited held on 8th May 2007 ("the AGM"):

Resolutions		No. of Votes (%)	
		For	Against
1.	To declare a final dividend.	130,661,393 (100%)	0 (0%)
2. (a)	To re-elect Peter Andre JOHANSEN as a Director.	130,510,793 (100%)	0 (0%)
(b)	To elect Martin CUBBON as a Director.	130,671,793 (100%)	0 (0%)
(c)	To elect Christopher Patrick GIBBS as a Director.	130,671,793 (100%)	0 (0%)
(d)	To elect Albert LAM Kwong Yu as a Director.	130,671,793 (100%)	0 (0%)
(e)	To elect Michelle LOW Mei Shuen as a Director.	130,671,793 (100%)	0 (0%)
(f)	To elect Christopher Dale PRATT as a Director.	130,671,793 (100%)	0 (0%)
(g)	To elect Mohan Joseph Ashokumar SATHIANATHAN as a Director.	130,671,793 (100%)	0 (0%)
(h)	To elect David TONG Chi Leung as a Director.	125,916,780 (100%)	0 (0%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.	130,714,593 (100%)	0 (0%)
4.	To grant a general mandate for share repurchase.	130,688,593 (100%)	0 (0%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	117,056,100 (89.60%)	13,580,593 (10.40%)
6.	To approve Directors' fees.	130,366,463 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all of the resolutions at the AGM: 166,324,850 shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:
Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

For and on behalf of

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 8th May 2007

SWIRE

END